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                                                                  EXHIBIT (c)(7)


                                            August 8, 1997



The Board of Directors of
Delaware Otsego Corporation
One Railroad Avenue
Cooperstown, New York


Gentlemen:


         On behalf of a new company ("Newco") to be organized by CSX Corporation ("CSX"), Norfolk Southern Corporation ("NSC") and Walter Rich ("Mr. Rich"), we are pleased to provide you with an offer (the "Offer") for the acquisition (the "Transaction") of all of the outstanding capital stock of Delaware Otsego Corporation (the "Company"). The principal features of the Transaction are described in a draft term sheet (the "Term Sheet"), a copy of which is attached to this letter.

         The principal terms of the Offer are as follows:

         1. Form of Transaction. (a) Newco, a corporation to be formed and capitalized with cash to be provided by CSX and NSC, will acquire all outstanding shares of the Company's capital stock from the Company's shareholders in a merger transaction (the "Merger"). Mr. Rich will contribute to Newco a portion of the shares and options to purchase shares of the Company's common stock ("Common Stock") owned by him.

                  (b) The capitalization of Newco will be comprised of (i) a class of Cumulative Preferred Stock having two series (differing only with respect to redemption, as described in the Term Sheet) that will be non-participating and owned in amounts of liquidation preference reflecting the contributions to Newco of CSX, NSC and Mr. Rich, (ii) a class of Junior Preferred Stock with an aggregate liquidation preference of $100 million that will be non-participating and will be owned in equal proportions by CSX and NSC and (iii) common stock, which will be owned 80% by Mr. Rich, 10% by CSX and 10% by NSC. The terms of the capital structure of Newco are more fully described in the Term Sheet.

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                  (c) The Board of Directors of Newco will consist of Mr. Rich and his designees, who will represent a majority, and representatives of CSX and NSC. Certain designated matters to be agreed upon will require the approval of a supermajority of Newco's Board of Directors.

         2. Consideration. Subject to the terms and conditions delineated below, Newco will purchase, or exchange into new securities, all capital stock of the Company and will enter into an employment agreement with Mr. Rich. Total cash paid in the Transaction will be as described below.

                  (a) Cash Consideration for the Stock. The cash consideration for the purchase of the capital stock of the Company will be $19 per share (the "Per Share Price") of the Company's Common Stock.

                  (b) Stock Options. All outstanding Company employee stock options ("Options"), other than those which may be contributed to Newco by Mr. Rich, will be cashed out at the difference between the Per Share Price and the respective exercise price therefor, multiplied by the number of shares of Common Stock subject to the Option.

                  (c) Stock Contribution. Prior to the Merger, CSX will contribute to Newco the 110,250 shares of Common Stock owned by it and Mr. Rich will contribute to Newco a portion of the Common Stock and Options owned by him. All such shares and Options to purchase shares so held by Newco will be canceled in the Transaction. The shares and Options contributed by CSX and Mr. Rich will not be converted in the Transaction into cash but instead will be converted into shares and options to purchase shares of Cumulative Preferred Stock of Newco with a liquidation preference equal to the value (at the Per Share Price) of CSX's and Mr. Rich's respective contributions.

                  (d) Employment Agreement. Newco will enter into an agreement (the "Employment Agreement") with Mr. Rich, the principal terms of which are described in the Term Sheet.

                  (e) Financing. The Transaction will not be subject to obtaining financing. Sources and uses in the Transaction (other than with respect to working capital following the Transaction) are as follows:

                      Source                           Value
                      Mr. Rich Contribution            $2,602,350
                      CSX Stock Contribution            2,094,750
                      CSX Cash Contribution            23,440,473
                      NSC Cash Contribution            25,535,223

                               Total                   $53,672,796


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


                      Use                                    Amount
                      Purchase of Common Stock         $35,726,555
                      Option and Warrant Cash-Out        4,698,225
                      Repayment of Bank Debt             6,748,016
                      Transaction Costs                  6,500,000

                               Total                   $53,672,796

         3.       Conditions.

                  (a) Definitive Documents. The Offer is made subject to the negotiation and execution of definitive documentation ("Definitive Documents") satisfactory to us and containing representations and warranties, covenants and other terms and conditions that are customary for an acquisition of this kind (including that the Company will not take any action, regulatory or otherwise, inconsistent with facilitating consummation of the Transaction), approval of the Company's Board of Directors and, if required, shareholders under applicable law and the satisfaction of any and all applicable regulatory requirements. As stated above, the Offer is not subject to a financing condition.

                  (b) Participation of Mr. Rich. The Offer is conditioned upon mutually satisfactory arrangements between Newco and Mr. Rich concerning the Employment Agreement and his ongoing involvement in the affairs of the Company.

                  (c) Exclusivity. The Offer is conditioned upon the agreement of the Company and Mr. Rich that, pending the execution and delivery of the Definitive Documents, neither the Company nor its management, nor any of their employees, affiliates, advisors or representatives, will solicit, encourage, entertain, facilitate or enter into discussions or negotiations with respect to any proposal (other than the Offer) to acquire the stock or assets of the Company. Unless extended by mutual agreement, the foregoing exclusivity provision will expire on the earlier of (i) the execution of Definitive Documents (which documents shall contain provisions that supersede this paragraph) and (ii) 5:00 p.m. (New York City time) on August 19, 1997.

         4. Legal Fees. CSX and NSC have agreed to pay the reasonable fees and expenses of one firm of legal counsel advising Mr. Rich, up to $50,000 plus 50% of any such fees in excess of $50,000, for the benefit of Mr. Rich in connection with the Transaction ("Legal Fees"). If following execution of this letter by the Company (a) the Company does not comply with Paragraph 3(c) of this letter or, following execution of the Definitive Documents, the Company breaches any agreements contained therein or (b) Definitive Documents are not entered into or, following execution of Definitive Documents, the Merger is not consummated and, in the case of this clause (b), within one year following the date that the Company advises Newco that it has determined not to pursue the Transaction, the Company enters into an al-


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


ternative transaction providing for the sale of its capital stock or a material portion of its assets, then the Company shall be responsible for the payment or reimbursement of the Legal Fees. Mr. Rich shall be responsible for the payment of his legal fees if he does not comply with Paragraph 3(c) of this letter.

         5. Consummation of the Transaction. We are prepared to proceed in the most expeditious manner so that, subject to the terms and conditions of the Offer and the Definitive Documents, the Transaction can be completed as soon as practicable. In recognition of this, unless this letter is executed by the Company by 5:00 p.m. on Sunday, August 10, 1997, this proposal should not be considered outstanding thereafter. Of course, except in respect of Paragraphs 3(c) and (4) of this letter, this letter does not create binding obligations on any party in respect of the Transaction.

         6. Counterparts. This letter may be executed in one or more counterparts.


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         We hope that the terms of this Offer address the objectives of the
Company. We look forward to proceeding with you to the completion of the Transaction. We and our counsel are prepared to move forward immediately to reach definitive terms. This letter shall not constitute a binding agreement between the parties hereto, except that the provisions of Paragraphs 3(c) and 4 of this letter shall be binding on the parties hereto upon execution below by the Company.

                                        Very truly yours,

                                        CSX CORPORATION

                                        By: /s/ Mark G. Aron
                                                Mark G. Aron

                                        NORFOLK SOUTHERN CORPORATION

                                        By: /s/ William J. Romig
                                                William J. Romig


Accepted and Agreed to as                   /s/ Walter Rich
to Paragraphs 3(c) and 4                        Walter Rich
as of August __, 1997:

DELAWARE OTSEGO CORPORATION


By: ______________________


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                                PROJECT BASEBALL
                                   TERM SHEET



Transaction Structure:              Baseball Acquisition Corp. ("Acquisition"),
                                    a company to be formed on behalf of CSX (or its designated affiliate), NSC (or its designated affiliate) and WR, shall acquire all outstanding capital stock of Delaware
                                    Otsego Corporation ("Baseball") at a cash price of $19 per share. In arriving at the cash purchase price it has been assumed that there exist transaction costs incurred by Baseball of up to $6.5 million (consisting of advisory fees, change-of-control payments, repayment of existing bank debt and the purchase price for certain real property) that will be paid by Acquisition in addition to the cash price and that all convertible debt, warrants and options of Baseball (other than those held by WR) will be converted into Baseball Shares at or prior to the merger that would occur between Acquisition and Baseball.

Financing Structure:                The acquisition shall be financed by CSX,
                                    NSC and WR as follows:

                                    WR shall contribute his Baseball Shares and options to purchase Baseball Shares, having an aggregate value of $2,602,350 at $19 per Baseball Share, in exchange for Common Shares and Cumulative Preferred Shares or options to purchase Cumulative Preferred Shares of Acquisition. WR shall receive Cumulative Preferred Shares (or, to the extent options are contributed, options to purchase Cumulative Preferred Shares) with a liquidation preference equal to the value contributed.

                                    CSX and NSC shall contribute cash as may be required to purchase Baseball Shares in the acquisition and to pay the transaction costs described above. CSX shall also contribute its 110,250 Baseball Shares. Each of CSX and NSC shall receive Cumulative Preferred Shares with a liquidation preference equal to the value of its cash and stock contributions as well as equal amounts of Junior Preferred Shares (which shall carry an aggregate liquidation preference of $100 million).

                                    Common Shares shall be owned 80% by WR, 10% by CSX and 10% by NSC; and WR shall have voting control through such ownership of Common Shares.

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Economics of Cumulative
Preferred Shares:                   There shall be established two series of a
                                    single class of Cumulative Preferred Shares which shall differ only as to redemption, as follows:

                                    Payment Preference. Cumulative Preferred
                                    Shares shall have dividend and liquidation preference over all Junior Preferred Shares and all Common Shares. Dividends on Cumulative Preferred Shares shall cumulate at the rate of 10% compounded annually until the Board determines that sufficient cash is available to pay dividends in cash. No dividend or liquidation payments shall be made on Common Shares or Junior Preferred Shares until all Cumulative Preferred Shares, with cumulative dividends, are redeemed by Acquisition. The series of Cumulative Preferred Shares held by CSX and NSC (but not the series held by WR) shall have a redemption preference over all Junior Preferred Shares.

                                    Redemption. If redeemable, Cumulative
                                    Preferred Shares shall be redeemed at
                                    liquidation preference plus accrued and
                                    unpaid dividends. The series of Cumulative
                                    Preferred Shares held by CSX and NSC shall be mandatorily redeemable upon achieving certain cash levels from cash flow from operations and from dispositions of assets. The series of Cumulative Preferred Shares held by WR shall be redeemable at WR's option at


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                                    any time at which there is to be a cash
                                    redemption of the series of Cumulative
                                    Preferred Shares held by CSX and NSC or of Junior Preferred Shares. Cumulative Preferred Shares shall be redeemed ratably when redeemed for cash. Subject to the supermajority approval of Acquisition's Board, CSX or NSC may use Cumulative Preferred Shares in connection with a purchase of any Acquisition assets by such party.

Economics of Junior
Preferred Shares:                   Payment Preference. Junior Preferred Shares
                                    shall have a dividend, liquidation and
                                    redemption preference over all Common
                                    Shares, but shall be subordinate, with
                                    respect to dividend and liquidation
                                    payments, to all Cumulative Preferred Shares
                                    (and, with respect to all redemption
                                    payments, to the series of Cumulative
                                    Preferred Shares held by CSX and NSC (but not the series held by WR)). Dividends on Junior Preferred Shares shall cumulate at the rate of 4% compounded annually until the Board determines that sufficient cash is available to pay dividends in cash; and dividends on Junior Preferred Shares shall not be paid until all accrued and unpaid dividends on Cumulative Preferred Shares have been paid.

                                    Redemption. Junior Preferred shall be
                                    mandatorily redeemable, following redemption of the series of Cumulative Preferred Shares held by CSX and NSC, at liquidation preference plus accrued and unpaid dividends upon achieving certain cash levels from cash flow from operations and from dispositions of assets. Junior Preferred Shares (and, if applicable, Cumulative Preferred Shares held by WR) shall be redeemed ratably when redeemed for cash.

Management:                         WR shall enter into a three-year employment
                                    agreement to be Chairman and CEO. After the three-year term, employment shall be renewed automatically for one-year renewal terms unless Acquisition delivers written notice to


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                                    WR in the period from 120 to 90 days prior
                                    to expiration. WR's salary and benefits
                                    (including, in lieu of receiving such
                                    benefits in connection with the acquisition, severance benefits) shall remain at current levels. It shall be a condition of employment that WR retain his shares (subject to the other provisions hereof) and that WR live on the Edgewater property for the convenience and security of Acquisition and to ensure WR's availability in the event of an emergency. WR shall enter into a customary non-compete and exclusive service agreement, subject to standard permissible activities. Employment and put and call decisions of Acquisition respecting WR shall be made by disinterested directors.

                                    Acquisition shall create a Management
                                    Incentive Bonus Program, to be approved by a supermajority of Acquisition's Board, which shall provide cash bonuses to operating management upon achievement of certain financial targets following the acquisition, determined without giving effect to the financing and transaction costs of the acquisition.

Certain Dispositions:               General. WR and the other on-going Baseball
                                    management shall receive a commission on asset dispositions as described below: Other than with respect to the circumstances covered by clause (y) under "West of Passaic
                                    Junction -- Non-freight" set forth below, commissions shall be payable only with respect to any transaction (x) consummated during WR's employment as CEO or (y) arising from an opportunity identified to the disinterested directors on Acquisition's
                                    Board and significantly pursued by WR
                                    (except in the event of a termination of WR's employment by Acquisition prior to the third anniversary of the acquisition without cause, in which case a lesser standard shall apply), the negotiation of which was approved by the disinterested directors on Acquisition's Board during such


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                                    employment, and consummated within two years
                                    of the termination of such employment, in the case of non-passenger transactions, and four years of the termination of such employment, in the case of passenger transactions. Commissions shall be paid in cash at the rate of 7% of the gross consideration received by Acquisition (or, in the case of a non-cash transaction, the fair market value of the asset disposed) in such transaction and shall be allocated among such Baseball management (and in such amounts) as is determined by WR.

                                    Passaic Junction and East. Freight. No
                                    commission shall be payable with respect to any freight transaction. Non-freight. A commission shall be payable with respect to any non-freight transaction that does not, in the reasonable judgment of both CSX and NSC, interfere with freight rights and operations if such non-freight transaction is approved by a supermajority of Acquisition's Board and consummated.

                                    West of Passaic Junction. Freight. A
                                    commission shall be payable with respect to a freight transaction. Non-freight. A commission shall be payable with respect to
                                    (x) a non-freight transaction or (y) a
                                    reasonable, bona fide and firm offer with respect to a non-freight transaction which is rejected by Acquisition's Board.

                                    Right of First Refusal. Either CSX or NSC shall have a right of first refusal with respect to any transaction with respect to Baseball properties and assets west of Passaic Junction.

Put and Call Rights:                Subject to all necessary governmental
                                    approvals, Acquisition may call in whole but, except as provided below, not in part, and WR may put to Acquisition in whole or, except as provided below, in part, WR's
                                    Cumulative Preferred Shares, options to
                                    purchase Cumulative Preferred Shares and
                                    Common Shares for a price equal to the sum of (x) in respect of Cumulative Preferred
                                    Shares or options to purchase


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                                    Cumulative Preferred Shares, the liquidation
                                    preference of the Cumulative Preferred
                                    Shares put or called (or underlying the
                                    options put or called) plus accrued and
                                    unpaid dividends on such shares plus (y) in respect of Common Shares, the par value of the Common Shares put or called. Such put and call rights may be exercised at any time after the earlier of (i) the termination of WR's employment as CEO by Acquisition or by reason of WR's death or disability and (ii) the third anniversary of the acquisition. Acquisition may assign its call right or put obligation to CSX and NSC (or to a voting trust established by them) in equal proportions, and, in the event that Acquisition has insufficient cash, WR exercising his put right may put to CSX and NSC (or to a voting trust established by them) in equal proportions. CSX and NSC may, upon exercising the call rights or responding to an exercise of WR's put rights, provide that the subject securities be conveyed to a third party. In the event of any assignment of the put obligation by CSX or NSC, the payment of the put price shall be guaranteed by CSX and NSC in equal proportions.

                                    Notwithstanding the foregoing, in the event of a termination of WR's employment as CEO by Acquisition for cause, until the third anniversary of the acquisition, WR's put right shall be limited to his Common Shares and shall not extend to his Cumulative Preferred Shares and Acquisition shall have the right to call WR's Common Shares without WR's Cumulative Preferred Shares.

Corporate Governance:               Acquisition's Board shall be comprised of
                                    seven persons: the CEO of Acquisition, four persons designated by the CEO of Acquisition and one person designated by each of NSC and


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


                                    CSX.

                                    Major decisions outside the ordinary course of business (including material asset dispositions and the business plan and budget described below) shall be subject to supermajority approval of the Board (including by both CSX and NSC), consistent with STB/ICC precedent.

                                    Except with respect to day-to-day railroad operations, Acquisition shall follow a mutually agreed business plan and budget which shall be designed prior to Closing (and updated by Acquisition's Board annually thereafter) with the goals of (a) ensuring repayment of contributions and (b) of maximizing Acquisition's value, which may include the disposition of assets. The definitive documentation shall include appropriate financial covenants customary for such transactions.

                                    The parties shall enter into a Shareholders
                                    Agreement respecting corporate governance, put and call rights and transferability restrictions.

Expenses:                           Except as set forth under "Transaction
                                    Structure" above, each party shall bear its own expenses; except that the provisions contained in paragraph 4 of the proposal letter shall apply with respect to Legal
                                    Fees (as defined therein).

Conditions:                         Conditions to closing shall be those
                                    customary for transactions of this type, including, without limitation, (a) completion of satisfactory transaction and employment documents; (b) the absence of any governmental investigation or challenge or third-party challenge with respect to the transaction, (c) satisfaction of all necessary regulatory approvals and (d) obtaining standard opinions. Financing shall not be a condition.

Definitive Documentation:          The definitive documentation shall contain
                                    provisions providing that the exercise of rights shall be subject to all required regulatory approvals.


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